Jaime L. Chase T: (202) 728-7096 jchase@cooley.com	Via EDGAR

December 23, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

          Laura Crotty

Re:	Tempest Therapeutics, Inc.
Registration Statement on Form S-1
Filed December 9, 2025
File No. 333-292026

Ladies and Gentlemen:

On behalf of Tempest Therapeutics, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2025 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 filed with the Commission on December 9, 2025 (the “Form S-1”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Registration Statement on Form S-1

General

1. We note your disclosure in the Form 8-K filed November 19, 2025, incorporated by reference into the registration statement, that as a result of an Asset Purchase Agreement with Erigen LLC and Factor Bioscience Inc., the company will acquire all rights, title and interest to four therapeutic assets. We further note that Erigen is expected to own 65% of the company on a fully-diluted basis; and the Co-Founder, Chairman and Chief Executive Officer of Factor will become the company’s Chief Executive Officer and President. We also note the Asset Purchase Agreement states you will receive funding from Factor of up to $20 million over 18-months pursuant to a commitment letter. Please revise to provide carveout financial statements for Erigen and/or Factor, including pro forma financial statements. Alternatively, please tell us why these financial statements are not required. Refer to Rule 11-01(d) of Regulation S-X.

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Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that Erigen does not met the definition of a “business” under Rule 11-01(d) of Regulation S-X (“Rule 11-01(d)”) because: (i) Erigen has never had operations and only held the Assets (as defined below) for purposes of the Contemplated Transactions; (ii) Erigen has never generated revenue and has never engaged in revenue-producing operations; and (iii) other facts and circumstances, as more fully described below, demonstrate an insufficient continuity of operations before and after the Contemplated Transactions (as defined below) to provide an understanding of future operations with respect to the historical development activities of the Assets. Specifically, the pipeline of product candidates subject to licensing arrangements are in very early stages of development for which the historical development completed in China of the sole clinical asset may be supportive, but the development activities by the Company will be separate from the development activities in China and will include separate clinical studies and the establishment of manufacturing processes, and ultimately separate regulatory filings with data generated by the Company. Consequently, any such carve-out financial information would not provide meaningful information and is not readily available.

To provide further context with respect to the Company’s analysis of Rule 11-01(d), the following summarizes the Contemplated Transactions, the nature and terms of the licensing parties, the relevant parties involved, the historical development of the Assets, and the preliminary accounting conclusion, which is informative in understanding the reasons why the Company has determined there is not sufficient continuity with respect to the activities of the Assets for which financial information would be meaningful.

The Contemplated Transactions

On November 19, 2025, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Erigen LLC (“Erigen”) and Factor Bioscience Inc. (“Factor” and, together with Erigen, the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Sellers will sell and transfer to the Company all rights, title and interest in all of the therapeutic assets primarily related to (a) the autologous BCMA/CD19 dual targeting CAR T-cell therapy known as ERI-2003, (b) the autologous CD70/CD70 dual-targeting CAR T cell therapy known as ERI-2206, (c) the allogeneic BCMA/CD19 dual-targeting CAR T-cell therapy with a gene edit in the TRAC locus that inactivates the T cell receptor known as ERI-3003, and (d) the allogeneic CD70/CD70 dual-targeting CAR T-cell therapy with a gene edit in the TRAC locus that inactivates the T cell receptor known as ERI-3206 (collectively, the “Assets”), solely in exchange for a fixed number of shares of the Company’s common stock issued to Erigen. Individual Assets to be referred to hereinafter will use their Erigen program names, ERI-2003, ERI-2206, ERI-3003 and ERI-3206. In connection with the new development programs, the Company plans to rename each to TPST-2003, TPST-2206, TPST-3003 and TPST-3206, respectively. The transactions contemplated by the Asset Purchase Agreement are referred to herein as the “Contemplated Transactions.”

Erigen acquired the Assets pursuant to license and collaboration agreements with Novatim Immune Therapeutics, Inc., a China corporation focused on tumor immunotherapy (“Novatim”), and Factor. Consideration paid by Erigen to Novatim and Factor for the Assets was solely in the form of future development, regulatory and commercial milestones and future royalties associated with commercial product sales. No upfront consideration was given for these assets given the stage of development and the inherent uncertainty in the results associated with preclinical activities.

Following the issuance of the Company’s common stock to Erigen and the concurrent distribution of the common stock to Matt Angel, Ph.D. and Lotus Capital (BVI) Limited (“Lotus”), Erigen’s sole members and pre-closing equityholders, Dr. Angel and Lotus are expected to own between (i) 23.7% and 36.7% and (ii) 16.8% and 26.0% of the Company’s common stock, respectively, dependent on the exercise of outstanding options and warrants and the issuance and exercise of the warrants expected to be issued as a special dividend in the Contemplated Transactions. No stockholder of the Company holds or will hold more than 50% ownership immediately before or after the Contemplated Transactions. In addition, Matt Angel and Lotus are not related parties nor have any arrangements to vote in concert. See “Dilution” below.

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Following the acquisition, Dr. Angel, Co-Founder, Chairman and Chief Executive Officer of Factor, will be named as the Company’s Chief Executive Officer and President. Dr. Angel’s scientific background and knowledge of the Assets was instrumental in the decision to appoint him as the Company’s Chief Executive Officer following the Contemplated Transactions. Stephen Brady, the Company’s current Chief Executive Officer and President of the Company, is expected to assume the role of Chairman of the Company’s Board of Directors (the “Board”). Nicholas Maestas, the Company’s current Chief Financial Officer, Justin Trojanowski, the Company’s current Corporate Controller and Treasurer, and Robbie Starbody, the Company’s current Associate Director, Accounting & Finance, are expected to continue in such capacities after the closing of the Contemplated Transactions as full-time employees. Samuel Whiting, the Company’s current Executive Vice President and Chief Medical Officer, will continue to support the Company as a consultant. There are no other current or planned changes to the principal executive, financial or accounting officers of the Company.

The Board is currently composed of five members. Upon closing of the Contemplated Transactions, it is anticipated that the Board will consist of four incumbent directors from the current Board, including Mr. Brady, and one new member, Dr. Angel, as the newly appointed Chief Executive Officer. Geoff Nichol, a current member of the Board, is expected to tender his resignation from the Board, effective upon the Closing.

Parties to the Contemplated Transactions

The Company

The Company is a biotechnology company with two clinical-stage programs, TPST-1495 and amezalpat (previously known as TPST-1120), each with the potential to be first-in-class to treat a wide range of cancers. The Company expects TPST-1495 will soon start enrolling a Phase 2 in Familial Adenomatous Polyposis, a pre-colon cancer indication, whereas amezalpat is later stage and has received broad global regulatory approval from U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”), and the National Medicinal Products Administration of China (“NMPA”) to proceed with a Phase 3 study in patients with first-line liver cancer (“HCC”). The FDA has also granted Orphan Drug Designation (“ODD”) and Fast Track Designation for amezalpat underscoring the agency’s recognition of the urgent need for new treatment options for HCC. These designations provide potential regulatory benefits, including increased engagement with the FDA, eligibility for accelerated approval and priority review, and, for ODD, potential market exclusivity upon approval.

The Company assembled a global network of clinical investigators who specialize in HCC to help conduct the Phase 3 trial, and although the Company reduced research and development spend in recent months to ensure it had sufficient cash runway to enable a strategic or funding transaction, the Company expects that upon receipt of additional capital resulting from the anticipated milestones for both the existing programs as well as those related to the Contemplated Transactions, the Company will initiate the amezalpat Phase 3 trial, either alone or with a partner. The amezalpat Phase 3 trial and TPST-1495 Phase 2 trial would run concurrently for a time, with TPST-1495 Phase 2 data expected in 12-18 months and the amezalpat Phase 3 data expected in approximately three years, or earlier via preliminary assessment of efficacy if agreed upon with the FDA, EMA and NMPA.

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Accordingly, the Company is currently an operating business that is and will continue to develop its product candidates following the Contemplated Transactions. The nature of the Company’s operations will continue to be significant and the historical development activities of its products are at much later stages than those of the Assets to be acquired from Erigen. Further, most of the executive officers and board members of the Company will continue to hold roles in the combined business.

Factor

Factor is advancing a pipeline of allogeneic cell therapies designed to treat devastating diseases with high unmet medical need. Factor is a wholly owned subsidiary of Factor Bioscience LLC. Factor also has two wholly owned subsidiaries, Factor Bioscience Limited and Factor Bioscience Pty Ltd. Factor is owned by two individuals, Dr. Angel and Christopher Rohde, who own 64% and 36% of the fully diluted units outstanding, respectively.

Lotus and Erigen

Dr. Angel and Andrew Yang have been pursuing biotechnology business ventures and corporate partnerships to identify and develop certain Factor assets as well as identify other assets outside of Factor. Mr. Yang has no affiliation with Factor. Mr. Yang formed Lotus for purposes of these pursuits and is the sole owner and managing member of Lotus.

Similar to Mr. Yang, Dr. Angel formed Erigen for the purposes of these pursuits. Erigen was formed several years ago but was a dormant entity without any operating activity. Dr. Angel is the sole managing member of Erigen and holds 58.5% of the common units (consisting of 100% of the voting common units) and Lotus holds the remaining 41.5% of the common units (consisting of non-voting common units). Erigen has never had operations, has never generated any revenue and has never engaged in revenue-producing operations, and had no reported value of assets as of December 31, 2024 and had no net loss or net income for the year ended December 31, 2024. Erigen has no full-time employees.

Pursuant to the license agreements described below, Erigen owns the rights to each of the Assets. To date, all development of ERI-2003 and ERI-2206 has been undertaken by Novatim. ERI-3003 and ERI-3206 are early, discovery-stage assets. Erigen has undertaken no efforts to advance any of the Assets.

Novatim

Novatim is a company organized under the laws of the People’s Republic of China focused on utilizing tumor immunotherapy to address unmet clinical needs. As discussed below, Erigen entered into an exclusive license and collaboration agreement with Novatim (the “Novatim License Agreement”) in July 2025 to develop and commercialize ERI-2003 and ERI-2206. Prior to the entering of the Novatim License Agreement, there were no agreements or shared ownership between Novatim and any of Erigen, Factor or the Company.

License and Collaboration Agreements Between Factor, Erigen and Novatim

Novatim License and Collaboration Agreement

Pursuant to the Novatim License Agreement, Erigen obtained an exclusive license to specified patents and know-how in all fields worldwide (excluding Greater China, India, Turkey, and Russia) to exploit the ERI-2003 and ERI-2206 programs and allogeneic CAR-T therapies based on the ERI-2003 and ERI-2206

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programs. Erigen also received a right of first negotiation to negotiate a license to exploit allogeneic CAR-T therapies and in vivo CAR-T therapies in Greater China. Erigen is obligated to meet certain diligence milestones by specified dates and to use commercially reasonable efforts to develop and make commercially available at least one licensed product in the licensed territory.

No upfront payment was paid pursuant to the Novatim License Agreement. Erigen is obligated to pay Novatim up to $80 million in total upon achievement of certain development milestones for the programs and up to $1.24 billion in total upon achievement of certain commercial milestones for the programs. In addition, Erigen is required to pay Novatim mid-to-high single-digit royalties on net sales of licensed products, subject to certain customary reductions, up to a lifetime maximum of $800 million, following which Erigen’s license shall become fully paid and royalty-free.

Factor Amended and Restated License and Collaboration Agreement

In November 2025, Erigen entered into an amended and restated license and collaboration agreement (the “Restated Factor License Agreement”) with Factor Bioscience Limited. Pursuant to the Restated Factor License Agreement, Erigen obtained an exclusive license to specified patents in all fields worldwide (excluding Greater China, India, Turkey, and Russia) to exploit the ERI-3003 and ERI-3206 programs. The Restated Factor License Agreement also establishes a Joint Steering Committee for the purposes of discussing and coordinating collaboration opportunities and serving as a forum for information sharing. Erigen is obligated to meet certain diligence milestones by specified dates and to use commercially reasonable efforts to develop and make commercially available at least one licensed product in the licensed territory.

No upfront payment was paid pursuant to the Restated Factor License Agreement. Erigen is obligated to pay Factor Bioscience Limited up to $40 million in total upon achievement of certain development milestones for the programs and up to $620 million in total upon achievement of certain commercial milestones for the programs. In addition, Erigen is required to pay Factor Bioscience Limited mid-single digit to high-teens royalties on net sales of licensed products on a country-by-country and licensed product-by-licensed product basis until expiration of the last to expire valid claim of certain licensed patents covering such licensed product in such country, subject to certain customary reductions, and low-to-mid double-digit sublicense fees.

Development of the Assets

Erigen has undertaken no efforts to advance any of the Assets. The Assets acquired require significant further development.

ERI-2003 is the only clinical-stage program in the Assets, which the Company plans to develop as a potential treatment of relapsed/refractory multiple myeloma (“rrMM”) and the rare disease, POEMS syndrome. Novatim is conducting a Phase 1 clinical trial of ERI-2003 in China for rrMM and a Phase 1 clinical trial of ERI-2003 in China for POEMS syndrome with the goal to file a Biologics License Application (BLA) in China by the end of 2027. Assuming the completion of Contemplated Transactions, the Company expects to conduct a formal transfer of manufacturing information from Novatim and complete any necessary preclinical work towards submitting an investigational new drug (“IND”) application to the FDA in preparation for a clinical trial of ERI-2003 in the United States. The Company anticipates that clinical data from Novatim’s planned study of ERI-2003 in China will be available to the Company prior to it committing to initiate its own clinical development of ERI-2003, and the Company believes that these data, if positive, will support the development of ERI-2003 and may catalyze both strategic and financing transactions.

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Although the data from the studies in China should be supportive, the development activities for ERI-2003 by the Company, as well as the other Assets, will be separate from the development activities in China and will include separate clinical studies and the establishment of manufacturing processes, and ultimately separate regulatory filings with data generated by the Company.

Novatim is also developing ERI-2206 for the treatment of renal cell carcinoma. The Company’s development strategy is expected to include evaluating the preclinical data generated by Novatim, which, if positive, may support the Company’s decision to conduct a formal transfer of manufacturing information from Novatim in preparation for the Company’s future development of ERI-2206. As with ERI-2003, the Company would generate separate data to support the ERI-2206 program.

With respect to the balance of the Assets, both ERI-3003 and ERI-3206 will be discovery-stage assets to which the Company will pursue research preclinical activities, and based on such activities, may pursue future clinical development.

Preliminary Accounting Treatment

The Company has preliminarily concluded that it will account for the Contemplated Transactions under the asset acquisition guidance in Topic 805-50 because the Company is expected to be the accounting acquirer of assets that do not meet the definition of a business under Accounting Standards Codification (“ASC”) Topic 805.

In order to meet the definition of a business, substantially all of the fair value of gross assets cannot be concentrated in a single asset or group of similar assets (e.g., the practical screen) and certain minimum requirements, including an input and a substantive process, would need to be met. When outputs (e.g., revenue) do not exist, ASC 805-10-55-5D requires that the minimum requirements for a business are only met if the acquired set includes employees that form an organized workforce and an input that the workforce could develop or convert into output. The acquired license and collaboration arrangements with Factor and Novatim each represent an acquired input. These licenses require significant further development and regulatory approval before revenue can be derived. As such, an output does not exist and an organized workforce will not be acquired. As such, the Company concluded the Contemplated Transactions do not constitute the acquisition of a business.

The next step in the Company’s analysis was to determine if the issuance of the Company’s common stock to acquire the Assets from Erigen reflects a common control transaction within the subsections of ASC 805-50. Specifically, the Company evaluated whether Dr. Angel, who currently controls Factor and Erigen, woud be the controlling shareholder of the combined Company following the transaction such that only Tempest would experience a change in control and thereby be accounted for as a reverse merger. Following the issuance of the Company’s common stock to Erigen and the concurrent distribution of the common stock to Dr. Angel and Lotus, Erigen’s sole members and pre-closing equityholders, Dr. Angel and Lotus are expected to own between approximately (i) 23.7% and 36.7% and (ii) 16.8% and 26.0% of the Company’s common stock, respectively, dependent on the exercise of outstanding options and warrants and the issuance and exercise of warrants expected to be issued as a special dividend in the Contemplated Transactions. There are no stockholder agreements, side letters or other governing documents to which Dr. Angel and Lotus will be voting in concert or as a group. They will be governed by the Company’s governing documents to which there are no known provisions that would indicate Dr. Angel or Lotus will vote, or be required to vote, as a group. As a result, there are no stockholders of the Company immediately before or following the completion of the Contemplated Transactions that hold a controlling interest. Therefore, the Company concluded that this is not a common control transaction that would result in the accounting for the transaction as a reverse acquisition.

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For the avoidance of doubt, the Company also considered that the Contemplated Transactions do not reflect an equity or reverse recapitalization as may occur in certain transactions involving the acquisition by a shell or shell-like company. As summarized above, the Company has and will continue to have substantive operations. It is deemed to be a business under ASC 805 at the time in which the Asset Purchase Agreement is completed as the Company has a pipeline of product candidates that are currently being developed and will continue to be developed internally or through strategic partnerships, out-licensing arrangement or other potential vehicles. The Company also has an employee base that is currently responsible for seeking such development options for its product candidates to which a substantive process would be deemed present at the time the Asset Purchase Agreement is completed. Such responsibilities include oversight of MTS Health Partners who was hired by the Company to assist with finding strategic alternatives for its development pipeline.

Based on this analysis, the Company will be the accounting acquirer and will account for the Contemplated Transactions under the asset acquisition guidance in ASC 805-50. Moreover, as this is not a reverse acquisition and Tempest has substantive historical and ongoing business operations, the Company will continue to be the “predecessor” for reporting purposes under Regulation C, Rule 405.

Rule 11-01(d)

The Company also evaluated whether Erigen met the definition of a “business” under Rule 11-01(d), recognizing that it is occasionally possible for an acquisition accounted for as an asset acquisition under ASC 805 to nevertheless constitute a “business” for Commission reporting purposes.

Rule 11-01(d) states, in relevant part, that for purposes of the rule, “the term ‘business’ should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” The guidance further states that, among the facts and circumstances which should be considered, the registrant may consider whether the “nature of the revenue-producing activity” will “remain generally the same as before the transaction” and the extent to which the physical facilities, employees, distribution systems, sales force, customer base, operating rights, production techniques or trade names will remain after the transaction. In Section 2910.2 of the Division of Corporation Finance’s Financial Reporting Manual, the Staff indicates that the analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue-producing activity previously associated with the acquired assets will remain generally the same after the acquisition, but Section 2910.3 clarifies that non-revenue-generating operations may still constitute a business under Rule 11-01(d).

Rule 11-01(d) further establishes a presumption that the acquisition of a separate entity, subsidiary or division is a business. However, the Company is not acquiring Erigen or any legal entity or division. Prior to the Contemplated Transactions, Erigen was a dormant company without any operating activity. It holds the Assets only for purposes of the Contemplated Transactions and is expected to liquidate with its equity interests distributed to its members following completion. Accordingly, the Company has concluded that there is no presumption that the acquisition represents a business and conducted its analysis for both Erigen and the underlying Assets that will be acquired by the Company.

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Given Erigen’s lack of revenue, the Company assessed whether the nature of the expense activities previously associated with Erigen or the Assets would generally remain the same after the Contemplated Transactions, as well as the additional factors identified in Rule 11-01(d)(2). Prior to the Contemplated Transactions, Erigen was not developing the Assets and only one of the assets, ERI-2003, was in clinical development by Novatim. Accordingly, as discussed above, in order to begin development of the Assets in the United States, the Company plans to pursue (i) new preclinical comparability activities for ERI-2003 and pre-IND brief filings and (ii) preclinical and discovery-stage activities for the remaining Assets. Given the nature and breadth of new activities to be applied moving forward to the Assets, the Company concluded the nature of the expense activities previously associated with the Assets would not remain the same after the Contemplated Transactions and, therefore, would not be material to an understanding of future operations.

In addition, the Company also noted the lack of continuity in a number of other attributes identified in Rule 11-01(d)(2), including:

•

Physical Facilities. Prior to the Contemplated Transactions, there was no physical facility and therefore there will be no continuity in Erigen’s physical facilities nor any facilities that supported the development of the Assets.

•

Employee Base. Prior to the Contemplated Transactions, there were no employees at Erigen nor will there be any acquired employees that participated in development of the Assets. While Dr. Angel will become the Company’s Chief Executive Officer and President, there is no organized workforce or other employees acquired in the transaction.

•

Market Distribution System. Erigen and the Assets did not have a market distribution system and therefore there will be no continuity of a market distribution system following the Contemplated Transactions.

•	Sales Force. Erigen and the Assets did not have a commercial product or a sales force and therefore there will be no continuity of a sales force following the Contemplated Transactions.

•	Customer Base. Erigen and the Assets did not have any customer contracts and therefore there will be no continuity in a customer base following the Contemplated Transactions.

•

Operating Rights and Production Techniques. The only group of significant assets to be transferred as part of the Contemplated Transactions are the therapeutic assets associated with the Novatim License Agreement and Restated Factor License Agreement. No long-term manufacturing contracts or rights will be acquired by the Company.

•

Trade Names. Erigen had not filed any application or reserved any trade names for any product candidates and therefore there will be no continuity of trade names in the market. All Assets will be renamed pursuant to the Company’s naming conventions following the Contemplated Transactions.

Based on the factors above, the Company concluded that there is not sufficient continuity of Erigen operations or operations related to the Assets before and after the Contemplated Transactions. Erigen and the Assets generated no revenue either before or after the Contemplated Transactions, and the other factors or identifiers of a business referenced in Rule 11-01(d) were either not present at Erigen or the Assets before or after the Contemplated Transactions or will be substantially diminished after the

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Contemplated Transactions. A related result of the lack of Erigen operations or operations related to the Assets before and after the Contemplated Transactions is that even should the Company wish to include historical financial statements for Erigen, or carve-out financial statements related thereto, obtaining such financial statements would be inherently difficult and even if obtained, such financial statements would not be meaningful in evaluating the Contemplated Transactions. Included in her comments during the 2025 AICPA & CIMA Conference on Current Commission and PCAOB Developments, acting Deputy Chief Accountant Melissa Raminpour highlighted that the Staff considers the stage of development and the terms of the license. The Company’s determination that the discovery and early-stage nature of the Assets acquired and the Company’s prospective use of the Assets being significantly different from the ultimate licensors’ use of such assets would further support why historical financial statements for Erigen or carve-out financial statements related thereto would not be meaningful.

A related result of the lack of Erigen operations or operations related to the Assets before and after the Contemplated Transactions is that even should the Company wish to include historical financial statements for Erigen, or carve-out financial statements related thereto, obtaining such financial statements would be inherently difficult and even if obtained, such financial statements would not be meaningful in evaluating the Contemplated Transactions. The Company advises the SEC Staff that although the Asset Purchase Agreement contemplates the delivery, if required, of carve-out financial statements, such information is not readily available or audited and can only feasibly be obtained from Factor for which historical development activity is limited to discovery-related activities, which provides minimal utility to understanding the future development activity of the related assets. Further, Novatim is not a party to the Asset Purchase Agreement and the Novatim License Agreement does not obligate Novatim to provide carve-out financial information, nor does the Company, Erigen or Factor have access to this information. The Company does not believe that it can obtain such information, nor would it be meaningful given the early stage of development described above, which is limited to development in China.

Dilution

In addition, the Company advises the Staff that the ownership percentages previously presented in the Company’s Current Report on Form 8-K filed with the Commission on November 19, 2025 were presented using the treasury stock method and were also presented as of a date before the Company’s recent offering, as described in the Company’s Current Report on Form 8-K filed with the Commission on November 26, 2025 (the “Offering”). For ease of reference, the table below sets forth the capital structure of the Company following the closing of the Offering and the Contemplated Transactions, respectively.

	Following the Contemplated Transactions			Fully Diluted Following the Contemplated Transactions
	Common Stock			Common Stock
	(#)		% of Total Ownership	(#)		% of Total Ownership
Existing Tempest Stockholders	4,927,161	[1]	37.3	12,163,687	[1,2]	59.5
Matt Angel	4,837,070		36.7	4,837,070		23.7
Lotus Capital	3,431,425		26.0	3,431,425		16.8

1	Based on shares outstanding as of December 4, 2025, the record date for the Annual Meeting.
[2]

Assumes the exercise of all options and warrants to purchase common stock outstanding as of December 4, 2025 and full exercise of the warrants that the Company’s stockholders will be entitled to receive in the Contemplated Transactions (i.e., one (1) warrant for every share of Common Stock held and outstanding at a date prior to the completion of the Contemplated Transactions).

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Conclusion

Based on this analysis, the Company concluded that Erigen and the Assets do not meet the definition of a “business” pursuant to Rule 11-01(d). In accordance with the conclusion that the Company is not acquiring a “business” as defined in Rule 11-01(d), the Company also concluded that the requirement to provide historical financial statements for Erigen, or carve-out financial statements related to the Assets prior to the acquisition by Erigen, pursuant to Rule 3-05 of Regulation S-X do not apply to the acquisition of the Assets.

*   *   *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

On behalf of the Company, we thank you and the Staff for your assistance to date in connection with the Staff’s review of the Preliminary Proxy Statement. We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please contact me at (202) 728-7096 or Reid S. Hooper, at (202) 776-2097, should you require further information.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:

Stephen Brady, Tempest Therapeutics, Inc.

Nicholas Maestas, Tempest Therapeutics, Inc.

Asa Henin, Cooley LLP

Lindsey O’Crump, Cooley LLP

Paul Alexander, Cooley LLP

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